Exhibit 99.3

For Immediate Release: June 7, 2023

Attention: Business Editors

VERSABANK REPORTS CONTINUED STRONG RESULTS FOR SECOND QUARTER 2023 HIGHLIGHTED BY 108% YEAR-OVER-YEAR GROWTH IN NET INCOME TO $10.3 MILLION

– Digital Banking Operations Benefitting from Significant Operating Leverage as Loan Portfolio Continues to Experience Strong Growth –

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our second quarter 2023 (“Q2 2023”) unaudited Interim Consolidated Financial Statements for the period ended April 30, 2023 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the second quarter of fiscal 2023 ended April 30, 2023. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED AND SEGMENTED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended					As at or for the six months ended
(thousands of Canadian dollars except per share amounts)	April 30 2023	January 31 2023	Change	April 30 2022	Change	April 30 2023	April 30 2022	Change
Financial results
Total revenue	$26,685	$25,918	3%	$18,635	43%	$52,603	$36,901	43%
Cost of funds(1)	3.27%	2.95%	11%	1.38%	137%	3.13%	1.30%	141%
Net interest margin(1)	2.78%	2.83%	(2%)	2.77%	0%	2.82%	2.69%	5%
Net interest margin on loans(1)	2.99%	3.03%	(1%)	3.11%	(4%)	3.02%	3.14%	(4%)
Net income	10,263	9,417	9%	4,943	108%	19,680	10,509	87%
Net income per common share basic and diluted	0.38	0.34	12%	0.17	124%	0.72	0.36	100%
Balance sheet and capital ratios
Total assets	$3,729,393	$3,531,690	6%	$2,692,146	39%	$3,729,393	$2,692,146	39%
Book value per common share(1)	13.19	12.77	3%	11.94	10%	13.19	11.94	10%
Common Equity Tier 1 (CET1) capital ratio	11.21%	11.19%	0%	13.66%	(18%)	11.21%	13.66%	(18%)
Total capital ratio	15.37%	15.34%	0%	18.68%	(18%)	15.37%	18.68%	(18%)
Leverage ratio	8.83%	9.21%	(4%)	11.63%	(24%)	8.83%	11.63%	(24%)
(1) See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2023 Management’s Discussion and Analysis.

(thousands of Canadian dollars)

for the three months ended	April 30, 2023				January 31, 2023				April 30, 2022
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$24,609	$-	$-	$24,609	$24,274	$-	$-	$24,274	$17,242	$-	$-	$17,242
Non-interest income	122	2,146	(192)	2,076	2	1,833	(191)	1,644	1	1,434	(42)	1,393
Total revenue	24,731	2,146	(192)	26,685	24,276	1,833	(191)	25,918	17,243	1,434	(42)	18,635

Provision for (recovery of) credit losses	237	-	-	237	385	-	-	385	78	-	-	78
	24,494	2,146	(192)	26,448	23,891	1,833	(191)	25,533	17,165	1,434	(42)	18,557

Non-interest expenses:
Salaries and benefits	6,930	1,499	-	8,429	6,684	1,573	-	8,257	5,586	1,140	-	6,726
General and administrative	3,131	377	(192)	3,316	2,862	455	(191)	3,126	3,761	300	(42)	4,019
Premises and equipment	612	369	-	981	623	329	-	952	659	363	-	1,022
	10,673	2,245	(192)	12,726	10,169	2,357	(191)	12,335	10,006	1,803	(42)	11,767

Income (loss) before income taxes	13,821	(99)	-	13,722	13,722	(524)	-	13,198	7,159	(369)	-	6,790

Income tax provision	3,991	(532)	-	3,459	3,789	(8)	-	3,781	1,744	103	-	1,847

Net income (loss)	$9,830	$433	$-	$10,263	$9,933	$(516)	$-	$9,417	$5,415	$(472)	$-	$4,943

Total assets	$3,719,592	$25,559	$(15,758)	$3,729,393	$3,522,279	$23,797	$(14,386)	$3,531,690	$2,692,510	$21,386	$(21,750)	$2,692,146

Total liabilities	$3,366,614	$29,057	$(22,797)	$3,372,874	$3,174,197	$27,751	$(21,435)	$3,180,513	$2,347,610	$23,727	$(20,605)	$2,350,732

HIGHLIGHTS FOR THE SECOND QUARTER OF FISCAL 2023

Consolidated

●

Consolidated revenue increased 43% year-over-year and 3% sequentially to a record $26.7 million, driven by higher interest income resulting primarily from continuing strong loan growth, as well as an increased contribution from DRT Cyber Inc. (“DRTC”);

●

Consolidated net income increased 108% year-over-year and 9% sequentially to a record[1] $10.3 million as a function of higher revenue, which was driven primarily by strong loan growth, as well as an increased contribution from DRTC, offset partially by higher non-interest expense;

●

Consolidated earnings per share increased 124% year-over-year and 12% sequentially to $0.38 as a function of higher net income, as well as the positive impact of the purchase and cancellation of VersaBank’s common shares through its Normal Course Issuer Bid (“NCIB”);

●	The Bank purchased and cancelled 419,500 common shares under its NCIB, bringing the total number of common shares purchased through the NCIB as at April 30, 2023 to 1,437,096; and,
●

The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford, and expects a decision with respect to approval of its application from US regulators by the end of summer 2023. If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

(1)

Record net income adjusting for the impact of the recognition of a deferred tax asset attributable to future tax loss carry-forwards.  In the first quarter of 2017 the Bank recognized an $8.8 million deferred tax asset derived from the tax loss carryforwards assumed pursuant to the amalgamation of VersaBank with PWC Capital Inc. and in the current quarter recognized a $530,000 deferred tax asset associated with DRTC’s non-capital loss carryforwards.  Quarterly net income for January 31, 2017, excluding the $8.8 million deferred tax asset was $3.1 million, while the quarterly net income for April 30, 2023, excluding the $530,000 deferred tax asset was $9.7 million.

Digital Banking Operations

●

Loans increased 40% year-over-year and 6% sequentially to a record $3.42 billion, driven primarily by growth in the Bank’s Point-of-Sale (“POS”) Financing portfolio, which increased 58% year-over-year and 5% sequentially, as well as growth in the Bank’s Commercial Real Estate (“CRE”) portfolio (predominantly related to residential use properties), which increased 4% year-over-year and 7% sequentially;

●

Revenue increased 43% year-over-year and 2% sequentially to a record $24.7 million, driven primarily by loan growth, as well as redeployment of available cash into higher yielding, low risk securities, offset partially by higher interest expense attributable to higher deposit balances;

●

Net interest margin on loans decreased 12 bps, or 4%, year-over-year and decreased 4 bps, or 1%, sequentially to 2.99% due to higher cost of funds attributable primarily to a shift in the Bank’s funding mix, offset partially by higher yields earned on the Bank’s lending assets;

●

Net interest margin increased 1 bp year-over-year, or less than 1%, and decreased 5 bps, or 2%, sequentially to 2.78%. The year-over-year trend was as a function primarily of higher yields earned on the Bank’s lending and treasury assets resulting primarily from a higher interest rate environment, offset partially by higher cost of funds. The sequential trend was a function primarily of higher cost of funds attributable primarily to a shift in the Bank’s funding mix, offset partially by higher yields earned on the Bank’s lending and treasury assets;

●

Provision for credit losses as a percentage of average loans was 0.03%, compared with a 12-quarter average of -0.01%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks; and,

●

Efficiency ratio (excluding DRTC) improved year-over-year to 43% (down from 58%) due to revenue growth (43%) continuing to significantly outpace non-interest expense growth (8%) over the same period. On a sequential basis, efficiency ratio increased slightly (up from 42%).

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

●	Revenue for the Cybersecurity Services component of DRTC (Digital Boundary Group, or DBG) increased 5% year-over-year to $2.6 million as a function of higher service engagement in the current quarter, while gross profit increased 35% to $1.9 million as a function primarily of improved operational efficiency. Sequentially, revenue and gross profit for Digital Boundary Group increased 11% and 17% respectively as a function of higher service engagements in the current quarter. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income. DBG remained profitable on a standalone basis within DRTC.

MANAGEMENT COMMENTARY

“Our second quarter financial results were once again evidence that VersaBank is at an inflection point in terms of realizing the significant operating leverage inherent in our branchless, digital banking model,” said David Taylor, President and Chief Executive Officer, VersaBank. “40% year-over-year loan growth to a record $3.42 billion loan portfolio drove a 108% year-over-year increase in net income and a 124% increase in earnings per share, as we continue to take advantage of our share buyback program.”

“We anticipate continued strong growth in our loan portfolio in the second half of 2023, driven by continued growth in our Canadian Point of Sale portfolio, which typically benefits from higher consumer spending in the spring and summer months.  We also expect to benefit from continued growth from the ramp up of the limited launch of our US Receivable Purchase Program, which we plan to broadly launch upon approval of our pending US bank acquisition. At the same time, we are being opportunistic in our Commercial Real Estate portfolio, 90% of which is related to residential use properties, an asset class that continues to present an attractive return on equity and low risk profile in Canada.”

“Our pending acquisition of a national, OCC-chartered US bank presents the opportunity to supercharge our already strong growth prospects domestically through the opportunity to address an underserved market need with an innovative, proven financing solution. We continue to be encouraged by our discussions with prospective partners as we advance toward regulatory approval of our acquisition, which we now expect to receive by the end of the summer of this year. If favourable, we will proceed toward Canadian regulatory approval and closing of the acquisition as quickly as possible thereafter.”

“Continued strong growth in our loan portfolio combined with the significant operating leverage in our model is expected to drive meaningful improvement in our efficiency ratio, continued strong growth in net income, significant expansion of return on common equity and continued creation of value for our shareholders.”

FINANCIAL REVIEW

Consolidated

Net Income – Net income for the second quarter of fiscal 2023 was $10.3 million, or $0.38 per common share (basic and diluted), compared with $9.4 million, or $0.34 per common share (basic and diluted) last quarter and $4.9 million, or $0.17 per common share (basic and diluted), for the same period of fiscal 2022. The sequential and year-over-year increases were a function of higher revenue attributable primarily to lending asset growth, redeployment of available cash into higher yielding, low risk securities and higher revenue contributions from DRTC, offset partially by higher non-interest expense.

Digital Banking Operations

Net Interest Margin – Net interest margin (or spread) for the quarter was 2.78% compared to 2.83% last quarter and 2.77% for the same period of fiscal 2022. The sequential trend was a function primarily of higher cost of funds attributable to a shift in the Bank’s funding mix, offset partially by higher yields earned on the Bank’s lending and treasury assets. The year-over-year trend was as a function primarily of higher yields earned on the Bank’s lending and treasury assets attributable to a higher interest rate environment offset partially by higher cost of funds.

Net Interest Margin on Loans – Net interest margin on loans for the quarter was 2.99% compared to 3.03% last quarter, and 3.11% for the same period of fiscal 2022. Year-to-date net interest margin on loans was 3.02% compared to 3.14% for the same period a year ago. The sequential and year-over-year trends were a function primarily of higher cost of funds attributable to a shift in the Bank’s funding mix offset partially by higher yields earned on the Bank’s lending assets due to a higher interest rate environment.

Net Interest Income – Net interest income for the quarter increased to a record $24.6 million from $24.3 million last quarter and $17.2 million for the same period of fiscal 2022. The sequential and year over year trends were a function primarily of higher interest income earned on higher loan balances attributable to strong growth in both the Bank’s POS Financing and CRE Mortgage portfolios, higher yields earned on floating-rate lending assets, and the redeployment of available cash into higher-yielding, low-risk securities offset partially by higher interest expense attributable to higher deposit balances.

Non-Interest Expenses – Non-interest expenses for the quarter were $12.7 million compared with $12.3 million last quarter and $11.8 million for the same period of fiscal 2022. The sequential and year-over-year trends were a function primarily of higher salary and benefits amounts attributable to higher staffing levels to support expanded business activity across the Bank, higher general, annual compensation adjustments and higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank. Investments associated with the acquisition of the US bank are expected to continue over the course of fiscal 2023 in amounts similar to the current period and will be related primarily to the Bank ensuring that it is in compliance with all necessary US banking regulatory requirements. The year-over-year increase in non-interest expenses was partially offset by lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021 and lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations.

Provision for/Recovery of Credit Losses – Provision for credit losses for the quarter was $237,000 compared to a provision for credit losses of $385,000 last quarter and a provision for credit losses of $78,000 for the same period of fiscal 2022. The sequential trend was a function primarily of changes in the forward-looking information used by the Bank in its credit risk models, offset partially by higher lending asset balances and changes in the Bank’s lending asset mix. The year-over-year trend was a function primarily of changes in the forward-looking information used by the Bank in its credit risk models, higher lending asset balances and changes in the Bank’s lending asset mix. Provision for credit losses as a percentage of average loans was 0.03%, compared with a 12-quarter average of -0.01%,

Capital – At April 30, 2023, VersaBank’s total regulatory capital was $455 million compared with $447 million last quarter and $432 million a year ago. The Bank’s total capital ratio at April 30, 2023 was 15.37%, compared 15.34% last quarter and 18.68% a year ago. The sequential and year-over-year capital ratio trends were a function primarily of retained earnings growth, the impact of the purchase and cancellation of common shares through the Bank’s NCIB and changes to the Bank’s risk-weighted asset balances and composition over the same periods.

Credit Quality – The Bank’s allowance for expected credit losses, (“ECL”) at April 30, 2023 was $2.5 million compared with $2.3 million last quarter and $1.5 million a year ago. The sequential and year-over-year changes were a function primarily of the factors set out in the Provision for/Recovery of Credit Losses section above. VersaBank’s Provision for Credit Losses ratio continues to be one of the lowest in the Canadian banking industry, reflecting the very low risk profile of the Bank’s lending portfolio, enabling it to generate superior net interest margins by offering innovative, high-value deposit and lending solutions that address unmet needs in the banking industry through a highly efficient partner model. Given that the vast majority of the Bank’s CRE portfolio is composed of loans and mortgages for residential use properties, it has very limited exposure to the commercial real estate market.

Lending Operations: POS Financing – POS Financing portfolio balances for the quarter increased 5% sequentially and 58% year-over-year to $2.5 billion as a function primarily of continued strong demand for home improvement/HVAC and transportation receivable financing. Although consumer spending and business investment in Canada are expected to slow during the second half of 2023 (due primarily to the impact of higher interest rates combined with elevated inflation), the economic slowdown is expected to be short lived, with modest layoffs and stable unemployment levels.  As was the case during the first half of fiscal 2023, management expects any impact of a slower economy on the POS Financing portfolio in the second half of fiscal 2023 to be substantially outweighed by the Bank’s continued success in adding new origination partners and expanding business with existing partners.  Combined with what is seasonally stronger growth historically in the POS portfolio in the second half of the fiscal year, management expects growth in the POS portfolio for the second half of 2023 to be, at a minimum, consistent with that of the first half.

US Receivable Purchase Program (“RPP”) - Despite higher interest rates, elevated inflation and high gas prices in the US, the labour market remains tight which management expects will continue to support consumer spending, and in turn will support stable demand for durable goods and agricultural products which is expected to continue to stimulate transportation and manufacturing equipment purchases. Additionally, despite a cooling of the residential home market in the US overall construction activity is expected to continue to expand modestly over the course of 2023 which is anticipated to support demand for construction equipment in the near term which management believes will continue to support growth in the Bank’s RPP portfolio over the course of fiscal 2023.

Lending Operations: Commercial Lending – The Commercial Lending portfolio for the quarter increased 7% sequentially and 4% year-over-year to $866 million. Management anticipates continued moderate growth in the commercial mortgage sector related to financing for residential housing properties, which is expected to result in healthy demand for the Bank’s residential construction and term financing products for which the Bank is currently experiencing and expects to continue to experience high quality deal flow, throughout at least fiscal 2023. Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s CRE portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE portfolios due to the anticipation of volatility in CRE asset valuations in the current and anticipated interest rate environment and the potential impact of same on borrowers’ ability to service debt, as well as due to concerns related to inflation and higher input costs, which continue to have the potential to drive higher construction costs. Additionally, management anticipates more meaningful participation in the OFSI B-20 compliant conventional, uninsured mortgage financing space. Management anticipates business generated from this initiative will have a positive balance sheet impact through fiscal 2024.

Deposit Funding – Cost of funds for the second quarter was 3.27%, an increase of 32 bps sequentially and 189 bps year-over-year attributable to a shift in the Bank’s funding mix and a higher interest rate environment. Management expects that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will return to growth late in the second half of fiscal 2023 as a function of an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings over the same timeframe, attributable primarily to a more challenging current and forecasted economic environment as evidenced by increasing Canadian consumer bankruptcy filing volumes. Further, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding providing ample access to reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

DRTC revenue (including that from services provided to the Digital Banking operations) increased 17% sequentially to $2.1 million and 50% year-over-year, as a function primarily of higher service engagements in the current quarter and higher gross profit from DBG. DRTC recorded net income of $433,000 compared to a net loss of $516,000 in the sequential quarter and net loss of $472,000 a year ago. The sequential and year-over-year trends were a function primarily of a $530,000 deferred tax asset associated with DRTC’s non-capital loss carryforwards which are anticipated to be applied to future taxable earnings.

DBG revenue increased 11% sequentially as a function of higher service engagements in the current quarter while gross profit increased 17% sequentially as a function primarily of improved operational efficiency achieved by DBG over the course of the year. DRTC’s DBG services revenue and gross profit increased 5% and 35% year-over-year to $2.6 million and $1.9 million respectively as a function of higher service engagements in the current quarter. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.

FINANCIAL HIGHLIGHTS

(unaudited)	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars except per share amounts)	2023	2022	2023	2022
Results of operations
Interest income	$53,595	$25,848	$103,156	$50,568
Net interest income	24,609	17,242	48,883	34,127
Non-interest income	2,076	1,393	3,720	2,774
Total revenue	26,685	18,635	52,603	36,901
Provision for credit losses	237	78	622	80
Non-interest expenses	12,726	11,767	25,061	22,403
Digital Banking	10,673	10,006	20,842	19,509
DRTC	2,245	1,803	4,602	2,977
Net income	10,263	4,943	19,680	10,509
Income per common share:
Basic	$0.38	$0.17	$0.72	$0.36
Diluted	$0.38	$0.17	$0.72	$0.36
Dividends paid on preferred shares	$247	$247	$494	$494
Dividends paid on common shares	$651	$687	$1,314	$1,374
Yield*	6.05%	4.15%	5.95%	3.99%
Cost of funds*	3.27%	1.38%	3.13%	1.30%
Net interest margin*	2.78%	2.77%	2.82%	2.69%
Net interest margin on loans*	2.99%	3.11%	3.02%	3.14%
Return on average common equity*	12.07%	5.92%	11.38%	6.25%
Book value per common share*	$13.19	$11.94	$13.19	$11.94
Efficiency ratio*	48%	63%	48%	61%
Efficiency ratio - Digital Banking*	43%	58%	43%	57%
Return on average total assets*	1.13%	0.75%	1.11%	0.79%
Provision for credit losses as a % of average loans*	0.03%	0.01%	0.04%	0.01%
	as at
Balance Sheet Summary
Cash	$223,661	$198,157	$223,661	$198,157
Securities	39,652	-	39,652	-
Loans, net of allowance for credit losses	3,419,455	2,450,276	3,419,455	2,450,276
Average loans	3,327,269	2,332,957	3,206,067	2,276,663
Total assets	3,729,393	2,692,146	3,729,393	2,692,146
Deposits	3,108,218	2,124,916	3,108,218	2,124,916
Subordinated notes payable	104,532	98,410	104,532	98,410
Shareholders' equity	356,519	341,414	356,519	341,414
Capital ratios**
Risk-weighted assets	$2,957,933	$2,313,030	$2,957,933	$2,313,030
Common Equity Tier 1 capital	331,614	315,963	331,614	315,963
Total regulatory capital	454,622	432,083	454,622	432,083
Common Equity Tier 1 (CET1) ratio	11.21%	13.66%	11.21%	13.66%
Tier 1 capital ratio	11.67%	14.25%	11.67%	14.25%
Total capital ratio	15.37%	18.68%	15.37%	18.68%
Leverage ratio	8.83%	11.63%	8.83%	11.63%
* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2023 Management’s Discussion and Analysis.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains and markets; the impact of potential new variants of COVID-19; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2022.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, June 7, 2023, at 9:00 a.m. (EDT) to discuss its second quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/U.S.)
Local dial-in number:	(416) 764-8659

Please call between 8:45 a.m. and 8:55 a.m. (EDT).

To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at https://emportal.ink/3McGJdd to receive an instant automated call back.

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://app.webinar.net/6VP5qe6YDXl or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/U.S.)
Local dial-in number:	(416) 764-8677
Passcode:	008318#
Expiry Date:	July 7th, 2023, at 11:59 p.m. (EDT)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://app.webinar.net/6VP5qe6YDXl and on the Bank’s web site.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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